SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          CYTATION.COM INCORPORATED
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                 232819-10-2
                               (CUSIP Number)

                            MARK T. THATCHER, ESQ.
                       360 Thames Street, First Floor
                         Newport, Rhode Island 02840
                               (401) 841-9444

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 5, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232819-10-2                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WILLIAM FINK

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    -------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF
                         WILLIAM FINK
                         721,636

SHARES-------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY
                         0

OWNED BY-------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         WILLIAM FINK
                         721,636

REPORTING-------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     721,636

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.219%

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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Cytation.com Incorporated, a New York corporation (the "Company" or "Issuer"), which has its principal corporate offices at 809 Aquidneck Avenue, Middletown, Rhode Island 02842.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by William Fink, (the
"Shareholder").

     (b) The business address of the Shareholder is C/O Cytation.com Incorporated, 809 Aquidneck Avenue, Middletown, Rhode Island 02842.

     (c) The present principal occupation or employment of the Shareholder, William Fink, is Information Technology and Management Specialist.

The following table sets forth the membership of the Shareholder and ownership of his Cytation.com Incorporated common stock:

Beneficial Ownership.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of the ownership of Cytation.com Incorporated ("Cytation" and/or "Registrant") outstanding common stock on April 4, 1999 by (i) each director and executive officer of Cytation, (ii) all directors and executive officers of Cytation as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Cytation:

                       Shares of Cytation
                       Common Stock to be
                       Beneficially Owned          Percent
Name and               as of the Distribution      of
Address                Record Date                 Class

Kevin J. High          1,249,330                   14.229
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Richard A. Fisher        781,478                    8.900
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Ann Marie Gleason        319,958                    3.644
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Jai N. Gupta              43,238                    0.492
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Michael Bryant            43,238                    0.492
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Mark Rogers              144,125                    1.641
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

EER Systems            1,325,345                   15.095
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

William Fink             721,636                    8.219
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

All Directors and      2,581,367                   29.400
Officers as a Group

Management of Cytation has advised that they may acquire additional shares of Cytation Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

     (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Shareholder is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholder holds the securities described herein in connection with the original issuance of Cytation Corporation Common Stock, subsequently exchanged with Issuer Common Stock, pursuant to the Articles and Plan of Merger, attached as Exhibit 2.1 and 2.2 of the Issuer's Form 8-K/A filed with the Securities and Exchange Commission ("SEC") and incorporated herein by reference.

On April 4, 1999, Cytation.com Incorporated (the "Registrant") finalized a Plan of Merger with Cytation Corporation, a Rhode Island corporation (hereinafter referred to as "Disappearing Corporation"). The Disappearing Corporation's Operations, Business Plan, Articles of Incorporation, Bylaws, Financial Statements, Board of Directors and Officers became that of the Registrant.

Pursuant to Section 615 and 904 of the Business Corporation Law of New
York and the provisions of the Rhode Island General Laws (R.I.G.L. 7-1.1-27, 7-1.1-30.3, 7-1.1-65, 7-1.1-67, 7-1.1-67, 7-1.1-68 and 7-1.1-74, et seq., as
amended) the Registrant and the Disappearing Corporation adopted Articles of Merger.

The Registrant, a corporation organized and existing under the laws of the State of New York, and the Disappearing Corporation, a corporation organized and existing under the laws of the State of Rhode Island, agreed that the Disappearing Corporation be merged into the Registrant. The terms and conditions of the merger and the mode of carrying the same into effect are incorporated herein by reference and set forth in said Articles of Merger at Exhibit 2.1 of Form 8-K/A, filed on April 2, 1999 with the Securities and Exchange Commission ("SEC").

The Registrant has survived and continues under the name of CYTATION.COM INCORPORATED. The total number of shares of stock of all classes which the Registrant has authority to issue is one hundred million (100,000,000) shares of Common Stock (hereinafter referred to as the "Common Stock") and ten million (10,000,000) shares of Preferred Stock (hereinafter referred to as the "Preferred Stock").

The Plan of Merger, incorporated herein by reference and set forth at
Exhibit 2.2 of Form 8-K/A, filed on April 2, 1999 with the SEC, was duly adopted by the Boards of Directors of the respective corporations on January 25, 1999, and approved by the Shareholders of the Disappearing Corporation on February 11, 1999, in the manner prescribed by Sections 7-1.1-27, 7-1.1-30.3, 7-1.1-65, 7-1.1-67, 7-1.1-67, 7-1.1-68 and 7-1.1-74, et seq., as
amended of the General Laws of Rhode Island. The number of shares voted for the Plan of Merger was, with respect to each corporation, sufficient for approval as set forth below.

The number of shares of the Disappearing Corporation outstanding at the time of such adoption was 1,231,493, and the number of Shares entitled to vote thereon was 1,231,493. The Registrant issued 7,099,577 additional, restricted Shares to the Shareholders of the Disappearing Corporation, representing the fully diluted ownership in the Registrant by such Shareholders of the Disappearing Corporation.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder holds the Common Stock as a control person and affiliate of the Issuer.

     (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholder beneficially owns 721,636 shares of Common Stock, representing 8.219% of the total issued and outstanding shares of Common Stock. The Shareholder has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     (a) Number of Shares and Percentage of Common Stock Owned as of the date of this filing:

The following table sets forth the beneficial ownership of the ownership of Cytation.com Incorporated ("Cytation" and/or "Registrant") outstanding common stock on April 4, 1999 by (i) each director and executive officer of Cytation, (ii) all directors and executive officers of Cytation as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Cytation:

                       Shares of Cytation
                       Common Stock to be
                       Beneficially Owned          Percent
Name and               as of the Distribution      of
Address                Record Date                 Class

Kevin J. High          1,249,330                   14.229
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Richard A. Fisher        781,478                    8.900
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Ann Marie Gleason        319,958                    3.644
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Jai N. Gupta              43,238                    0.492
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Michael Bryant            43,238                    0.492
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

Mark Rogers              144,125                    1.641
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

EER Systems            1,325,345                   15.095
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

William Fink             721,636                    8.219
C/O Cytation.com
809 Aquidneck Avenue
Middletown, RI 02842

All Directors and      2,581,367                   29.400
Officers as a Group

Management of Cytation has advised that they may acquire additional shares of Cytation Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

     (b) The Shareholder, William Fink, has the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns 721,636 shares of Common Stock of the Company, representing 8.219% of the total issued and outstanding shares
of Common Stock of the Company.   The Shareholder has the authority to vote
or direct the vote of the Shareholder's shares of Common Stock of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 19, 1999

         /s/ Mark T. Thatcher,
         Filing Agent for William Fink

         WILLIAM FINK